                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                 Under the Securities and Exchange Act of 1934



                                CKS Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                             Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   12561L109
               ------------------------------------------------
                                 (CUSIP Number)



     Check the following box if a fee is being paid with this statement _______. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                               Page 1 of 10 Pages
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-------------------------
CUSIP NO.
12561L109
--------------------
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or  I.R.S. Identification No. of  Above Person

     Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                         (a) _____
                                         (b) _____
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or place of  Organization

                         New York
                --------------------------
Number of       5.  Sole Voting Power
Shares
Beneficially               0
Owned By            ----------------------
Each            6.  Shared Voting Power
Reporting
Person With              1,642,305
                    ----------------------
                7.  Sole Dispositive Power
                            0
                    ----------------------
                8.  Shared Dispositive Power

                       1,642,305
                    -----------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

       1,642,305
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                   12.5%
--------------------------------------------------------------------------------
12.  Type of Reporting Person
        BD-PN-IA
--------------------------------------------------------------------------------

                               Page 2 of 10 Pages
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-------------------------
CUSIP NO.
12561L109
--------------------
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                         (a) _____
                                         (b) _____
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or place of Organization

        Delaware
------------------------------------------
Number of       5.  Sole Voting Power
Shares
Beneficially                 0
Owned By            ----------------------
Each            6.  Shared Voting Power
Reporting
Person With               1,642,305
                    ----------------------
                7.  Sole Dispositive Power
                             0
                    ----------------------
               8.   Shared Dispositive Power

                       1,642,305
                    -----------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

       1,642,305
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                 12.5%
--------------------------------------------------------------------------------
12.  Type of Reporting Person

                      HC-PN
--------------------------------------------------------------------------------

                               Page 3 of 10 Pages
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       Item 1(a).  Name of Issuer:
                   CKS Group, Inc.

       Item 1(b).  Address of Issuer's Principal Executive Offices:
                   10441 Bandley Drive
                   Cupertino, CA  95014

       Item 2(a).  Name of Person Filing:
                   Goldman, Sachs & Co. and The Goldman Sachs Group, L.P.

       Item 2(b).  Address of Principal Business Office, or, if None, Residence:
                   85 Broad Street
                   New York, NY   10004

       Item 2(c).  Citizenship:
                   Goldman, Sachs & Co. - New York
                   The Goldman Sachs Group, L.P. - Delaware

       Item 2(d).  Title and Class of Securities:
                   Common Stock, $.001 par value

       Item 2(e).  CUSIP Number:
                   12561L109

       Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b). check whether the person filing is a :

           (a).X Broker or dealer registered under Section 15 of the Act, Goldman, Sachs & Co.

           (b). Bank as defined in Section 3(a)(6) of the Act,

           (c). Insurance Company as defined in Section 3(a)(19) of the Act,

           (d). Investment Company registered under Section 8 of the Investment Company Act,

           (e).X Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
                    Goldman, Sachs & Co.

           (f). Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

                               Page 4 of 10 Pages
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           (g).X Parent Holding Company, in accordance with Rule 13d-
                 1(b)(ii)(G); see Item 7,
                    The Goldman Sachs Group, L.P.

           (h). Group, in accordance with Rule 13d-1(b)(ii)(H).


     Item 4.   Ownership.

           (a).  Amount beneficially owned:
                 See the responses(s) to Item 9 on the attached cover page(s).

           (b).  Percent of class:
                 See the response(s) to Item 11 on the attached cover page(s).

           (c).  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:
                         See the response(s) to Item 5 on the attached cover page(s).

              (ii)  Shared power to vote or direct the vote:
                         See the response(s) to Item 6 on the attached cover
                          page(s).

             (iii)  Sole power to dispose or to direct the disposition of:
                         See the response(s) to Item 7 on the attached cover page(s).

              (iv)  Shared power to dispose or to direct the disposition of:
                         See the response(s) to Item 8 on the attached cover page(s).

     Item 5.   Ownership of Five Percent or Less of a Class.
                    Not Applicable

     Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
                    Mark D. Kvamme
                    Patricia Kvamme

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                    See Exhibit(99.2)

     Item 8.   Identification and Classification of Members of the Group.
                    Not Applicable

                               Page 5 of 10 Pages
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     Item 9.   Notice of Dissolution of Group.
                    Not Applicable

     Item 10.  Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



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                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 10, 1997


                                    THE GOLDMAN SACHS GROUP, L.P.


                                    By: The Goldman Sachs Corporation,
                                      its general partner

                                    By: /s/ William J. Buckley
                                       -----------------------------
                                    Name: William J. Buckley
                                    Title:  Executive Vice President



                                    GOLDMAN, SACHS & CO.


                                    By: /s/ William J. Buckley
                                       ------------------------------
                                    Name: William J. Buckley
                                    Title:  Managing Director

                               Page 7 of 10 Pages
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                          INDEX TO EXHIBITS



Exhibit No.    Exhibit
-----------    -------

  99.1 Joint Filing Agreement, dated January 10, 1997, between The Goldman Sachs Group, L.P. and Goldman, Sachs & Co.

  99.2         Item 7 Information

                               Page 8 of 10 Pages